# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ODYSSEY MARINE EXPLORATION INC, CIK 0000798528
CUSIP: 676118201
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 205 S. Hoover Blvd., Suite 210, Tampa, Florida (FL), 33609
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001770525

## Reporting persons
- FourWorld Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 455,571; sole dispositive power 0; shared dispositive power 455,571; aggregate amount beneficially owned 455,571 (0.8% of the class)
- John Addis: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 455,571; sole dispositive power 0; shared dispositive power 455,571; aggregate amount beneficially owned 455,571 (0.8% of the class)

## Item 1. Issuer
Name of issuer: ODYSSEY MARINE EXPLORATION INC
Address of issuer's principal executive offices: 205 S. Hoover Blvd., Suite 210, Tampa, FLORIDA, 33609.

## Item 2. Person Filing
Name of person filing:
FourWorld Capital Management LLC

John Addis

(collectively, the "Filers").
Address of principal business office or, if none, residence: The address for the Filers is 7 World Trade Center, Floor 46, New York, NY 10007.
Citizenship: For citizenship of Filers, see Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this Schedule 13G that are beneficially owned by FourWorld Capital Management LLC are directly owned by advisory clients of FourWorld Capital Management LLC. Other than the reporting persons listed herein, none of such persons individually own more than 5% of the Issuer's outstanding shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- FourWorld Capital Management LLC: John Addis, Managing Member (02/17/2026)
- John Addis: John Addis, Authorized Signatory (02/17/2026)